Citizens Community Bancorp, Inc.

2174 EastRidge Center

Eau Claire WI 54701

August 1, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jessica Livingston

Re:	Citizens Community Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-226268
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Citizens Community Bancorp, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on Friday, August 3, 2018, or as soon thereafter as practicable.

Please contact Joseph T. Kinning of Briggs and Morgan, P.A. at (612) 977-8533 with any questions you may have regarding this request. In addition, please notify Mr. Kinning by telephone when this request for acceleration has been granted.

Very truly yours,

CITIZENS COMMUNITY BANCORP, INC.

/s/ Stephen M. Bianchi
Stephen M. Bianchi
Chief Executive Officer

cc:	Joseph T. Kinning Esq.
Briggs and Morgan, P.A.